

Mail Stop 3720

March 9, 2006

Mr. James Groberg
Senior Vice President and Principal Financial Officer
Volt Information Sciences, Inc.
560 Lexington Avenue
New York, NY 10022

> **Re:** **Volt Information Sciences, Inc.**
> **Form 10-K for Fiscal Year Ended October 31, 2005**
> **Filed January 18, 2006**

Dear Mr. Groberg:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended October 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 28
Executive Overview, page 34

1.   We note that you anticipate an additional $1.8 million, excluding audit fees, to be
        expended in the first quarter of fiscal 2006, related to compliance for fiscal 2005.
        In this regard please tell us what is included in these expenditures. Clarify
        whether you have accrued for these costs in fiscal 2005.

Results of Operations – By Segment, page 41
Staffing Services, page 42

2.   You state in fiscal 2004 you recorded $1.2 million in accruals for "potential"
        losses and employee separation charges for Volt Europe. Please tell us in detail
        to what these charges related. In addition, tell us how you considered FASB
        Concept Statement 6 and SFAS 146 with respect to these charges.

Financial Statements
Consolidated Balance Sheets, page 57 and Consolidated Statements of Cash Flows, page
60

3.   Revise your consolidated balance sheets and consolidated statements of cash
        flows to show restricted cash separately from the line item labeled "cash and cash
        equivalents" in accordance with Rule 5-02.1 of Regulation S-X.

Note J – Acquisition of Businesses, page 78

4.   We note your reference to independent valuation expert in regard to the
        determination and allocation of the purchase price. While you are not required to
        make reference to this independent valuation, when you do you should also
        disclose the name of the expert and include the consents of the expert. If you
        decide to delete your reference to the independent valuation, you should revise to
        provide disclosures that explain the method and assumptions used by
        management to determine the valuation. Revise to comply with this comment.

Note Q – Subsequent Events, page 87

5.   We note that on December 29, 2005, Volt Delta purchased from Nortel Networks its 24% minority interest in Volt Delta for approximately $61.8 million. We also note on pages 78-79 that the original valuation of this 24% interest on the sale date of August 2, 2004 was $34.0 million. Tell us in detail why there is such a significant difference in the 24% value of Volt Delta between August 2, 2004 and December 29, 2005. Specifically tell us what assumptions and valuation techniques you used to value this interest in August 2004 and December 2005. In addition, tell us the business purpose for the original transaction and the repurchase transaction.

*   *   *   *

As appropriate, please amend your Forms 10-K and 10-Q and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all

Mr. James Groberg
Volt Information Sciences, Inc.
March 9, 2006
Page 4

information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Inessa Berenbaum, Staff Accountant, at (202) 551-3371 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director